UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

DELMAR PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

000-54801
(Commission File Number)

Nevada	99-0360497
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 720-999 West Broadway
Vancouver, British Columbia
Canada V5Z 1K5
(Address of principal executive offices)

(604) 629-5989
(Registrant's telephone number)

Copies to:
Gregory Sichenzia, Esq.
Jeff Cahlon, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

January 30, 2013

       This Information Statement is being furnished on or about January 31, 2013 to all of the stockholders of record at the close of business on January 30, 2013 of the common stock, par value $0.001 per share, of DelMar Pharmaceuticals, Inc.

       This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

On January 25, 2013 (the “Closing Date”), DelMar Pharmaceuticals, Inc. (the “Company”, “we”, “us” or “our”) entered into and closed an exchange agreement (the “Exchange Agreement”), with Del Mar Pharmaceuticals (BC) Ltd., a British Columbia corporation (“DelMar (BC)”), 0959454 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of the Company (“Callco”), 0959456 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of the Company (“Exchangco”), and securityholders of DelMar (BC). Pursuant to the Exchange Agreement, (i) the Company issued 4,340,417 shares of common stock  (the “Parent Shares”) to the shareholders of DelMar (BC) who are United States residents (the “U.S. Holders”) in exchange for the transfer to Exchangeco of all 4,340,417 outstanding common shares of DelMar (BC) held by the U.S. Holders, (ii) the shareholders of DelMar (BC) who are Canadian residents (the “Canadian Holders”) received, in exchange for the transfer to Exchangeco of all 8,729,583 outstanding common shares of DelMar (BC) held by the Canadian Holders, 8,729,583 exchangeable shares (the “Exchangeable Shares”) of Exchangeco, and (iii) outstanding warrants to purchase 3,360,000 common shares of DelMar (BC) and outstanding options to purchase 1,020,000 common shares of DelMar (BC) were deemed to be amended such that,  rather than entitling the holder to acquire common shares of DelMar (BC), such options and warrants will entitle the holders to acquire shares of common stock of the Company. The Canadian Holders will be entitled to require Exchangeco to redeem the Exchangeable Shares, and upon such redemption, to receive an equal number of shares of common stock of the Company. The aggregate of 13,070,000 shares of common stock of the Company issued to the Canadian Holders (on an as-exchanged basis with respect to the Exchangeable Shares) and the U.S. Holders represents 80.1% of the outstanding shares of common stock of the Company following the closing of the Exchange Agreement (the “Reverse Acquisition”) and the Share Return (defined below) (not including any shares issuable pursuant to the Private Offering (defined below) or the Valent Agreement Amendment (defined below).

In connection with the Exchange Agreement, on the Closing Date, the Company, Callco and Exchangco entered into a Support Agreement (the “Support Agreement”). Pursuant to the Support Agreement, the Company agreed that it may not declare or pay any dividend on its common stock unless Exchangeco shall (A) simultaneously declare or pay, as the case may be, an equivalent dividend or other distribution economically equivalent thereto on the Exchangeable Shares (an “Equivalent Dividend”) and take such others actions as are reasonably necessary to ensure that the respective declaration date, record date and payment date for an Equivalent Dividend shall be the same as the declaration date, record date and payment date for the corresponding dividend or other distribution on the Company’s common stock. The Company also agreed to reserve for issuance sufficient authorized shares to allow for the issuance of the Company’s common stock upon the redemption of the Exchangeable Shares, and that it will not, without the prior approval of Exchangeco and the prior approval of the holders of the Exchangeable Shares, issue or distribute (subject to certain exceptions), shares of common stock, rights or options to purchase common stock, or other securities or assets of the Company, to all or substantially of its shareholders unless Exchangeco issues or distributes the economic equivalent of such securities or assets to the holders of the Exchangeable Shares.

In connection with the Exchange Agreement, on the Closing Date, the Company, Callco, Exchangeco and Computershare Trust Company of Canada (the “Trustee”) entered into a voting and exchange trust agreement (the “Trust Agreement”). Pursuant to the Trust Agreement, Company issued one share of Special Voting Preferred Stock (the “Special Voting Share”) to the Trustee, and the parties created a trust for the Trustee to hold the Special Voting Share for the benefit of the holders of the Exchangeable Shares (other than the Company and any affiliated companies) (the “Beneficiaries”). Pursuant to the Trust Agreement, the Beneficiaries will have voting rights in the Company equivalent to what they would have had they received shares of common stock in the same amount as the Exchangeable Shares held by the Beneficiaries.

In connection with the Exchange Agreement and the Trust Agreement, as previously disclosed, on January 17, 2013, the Company filed a certificate of designation of Special Voting Preferred Stock (the “Special Voting Certificate of Designation”) with the Secretary of State of Nevada. Pursuant to the Special Voting Certificate of Designation, one share of the Company’s blank check preferred stock was designated as Special Voting Preferred Stock. The Special Voting Preferred Stock votes as a single class with the common stock and is entitled to a number of votes equal to the number of Exchangeable Shares of Exchangeco outstanding as of the applicable record date (i) that are not owned by the Company or any affiliated companies and (ii) as to which the holder has received voting instructions from the holders of such Exchangeable Shares in accordance with the Trust Agreement.

The Special Voting Preferred Stock is not entitled to receive any dividends or to receive any assets of the Company upon any liquidation, and is not convertible into common stock of the Company.

The voting rights of the Special Voting Preferred Stock will terminate pursuant to and in accordance with the Trust Agreement. The Special Voting Preferred Stock will be automatically cancelled at such time as the share of Special Voting Preferred Stock has no votes attached to it.

In connection with the Exchange Agreement, on the Closing Date, the Company and Exchangeco entered into an intercompany funding agreement (the “Intercompany Funding Agreement”). Pursuant to the Intercompany Funding Agreement, the Company agreed, at the request and on behalf of Exchangeco, to issue the Parent Shares to the U.S. Holders, and Exchangeco agreed to issue to the Company 4,340,417 common shares of Exchangeco.

In connection with the Exchange Agreement, on the Closing Date, the Company entered into and closed a series of subscription agreements with accredited investors (the “Investors”), pursuant to which the Company sold an aggregate of 6,704,938 Units, each Unit consisting of one share of common stock and one five-year warrant (the “Investor Warrants”) to purchase one share of common stock at an exercise price of $0.80, for a purchase price of $0.80 per Unit, for aggregate gross proceeds of $5,363,950 (the “Private Offering”). The exercise price of the Investor Warrants is subject to adjustment in the event that the Company sells common stock at a price lower than the exercise price, subject to certain exceptions. The Investor Warrants are redeemable by the Company at a price of $0.001 per Warrant at any time subject to the conditions that (i) the Company’s common stock has traded for twenty (20) consecutive trading days with a closing price of at least $1.60 per share with an average trading volume of 50,000 shares per day and (ii) the underlying shares of common stock are registered.

In connection with the foregoing, effective on the Closing Date, Lisa Guise returned to the Company for cancellation 10,119,493 shares of common stock (the “Share Return”).

In connection with the foregoing, effective on the Closing Date, the Company issued 1,150,000 shares of common stock to Valent Technologies LLC (“Valent”), a company owned by Dennis Brown, the Company’s Chief Scientific Officer, in exchange for Valent agreeing to reduce certain royalties payable to it pursuant to a patent assignment agreement between Valent and DelMar (BC) (the “Valent Agreement Amendment”).

                  Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be elected as directors in connection with the completion of the Reverse Acquisition. Additional information about the Reverse Acquisition is contained in our Current Report on Form 8-K, which will be filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2013. The SEC maintains a website that contains reports and other information regarding public companies that file reports with the SEC. Copies of the Company's filings may be obtained free of charge from the SEC's website at http://www.sec.gov.

CHANGE IN CONTROL

Pursuant to the Exchange Agreement, the Company issued an aggregate of 13,070,000 shares of common stock to the Canadian Holders (on an as-exchanged basis with respect to the Exchangeable Shares) and the U.S. Holders, representing 80.1% of the outstanding shares of common stock of the Company following the closing of the Exchange Agreement and the Share Return (not including any shares issuable pursuant to the Private Offering or the Valent Agreement Amendment), and the outstanding common shares of DelMar (BC) were transferred to Exchangeco, resulting in DelMar (BC) becoming (indirectly through Exchangeco) a wholly-owned subsidiary of the Company. The acquisition of DelMar (BC) is treated as a reverse acquisition, and the business of DelMar (BC) became the business of the Company. At the time of the reverse acquisition, the Company was not engaged in any active business.

In connection with the Reverse Acquisition, effective on the Closing Date (except with respect to Scott Praill, who was appointed on January 29, 2013), Lisa Guise resigned as the sole officer of the Company and the following persons were appointed as executive officers of the Company:

Name	Title
Jeffrey Bacha	Chief Executive Officer and President
Dennis Brown	Chief Scientific Officer
Scott Praill	Chief Financial Officer

In connection with the Reverse Acquisition, on or about 11 days after the filing of this Schedule 14f-1 with the SEC,  Lisa Guise will also resign as the sole director of the Company, and Jeffrey Bacha, Dennis Brown, Bill Garner and John K. Bell will be elected directors of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

                  The following discussion sets forth information regarding our current executive officers and directors and those individuals who will be elected as directors following the resignation of Ms. Guise as director. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by DelMar (BC) prior to the date the new directors take office.

                  Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Name	Age	Position

Jeffrey Bacha	44	President and Chief Executive Officer

Dennis Brown	63	Chief Scientific Officer

Scott Praill	46	Chief Financial Officer

Lisa Guise	42	Director

Jeffrey Bacha, BSc, MBA, Chief Executive Officer, President, is one of our founders and has been President, Chief Executive Officer and Director of DelMar (BC) since inception. Mr. Bacha is a seasoned executive leader with nearly twenty years of life sciences experience in the areas of operations, strategy and finance. His background includes successful public and private company building from both a start-up and turn around perspective; establishing and leading thriving management and technical teams; and raising capital in both the public and private markets. From July 2006 to August 2009, Mr. Bacha was Executive Vice President Corporate Affairs and Chief Operating Officer at Clera, Inc. From March 2005 to July 2006 Mr. Bacha was Consultant and held various positions at Clera Inc., Urigen Holdings Inc. and XBiotech, Inc. From 1999 through 2004, Mr. Bacha served as President & CEO of Inimex Pharmaceuticals, a venture-capital funded drug discovery and development company and is a former Senior Manager and Director of KPMG Health Ventures. Mr. Bacha holds an MBA from the Goizueta Business School at Emory University and a degree in BioPhysics from the University of California, San Diego.

Dr. Dennis M. Brown, PhD, Chief Scientific Officer, is one of our founders and has served as Chief Scientific Officer and Director of DelMar (BC) since inception. Dr. Brown has more than thirty years of drug discovery and development experience. He has served as Chairman of Mountain View Pharmaceutical's Board of Directors since 2000 and is the President of Valent. In 1999 he founded ChemGenex Therapeutics, which merged with a publicly traded Australian company in 2004 to become ChemGenex Pharmaceuticals (ASX: CXS/NASDAQ: CXSP), of which he served as President and a Director until 2009. He was previously a co-founder of Matrix Pharmaceutical, Inc., where he served as Vice President (VP) of Scientific Affairs from 1985-1995 and as VP, Discovery Research, from 1995-1999. He also previously served as an Assistant Professor of Radiology at Harvard University Medical School and as a Research Associate in Radiology at Stanford University Medical School. He received his B.A. in Biology and Chemistry (1971), M.S. in Cell Biology (1975) and Ph.D. in Radiation and Cancer Biology (1979), all from New York University. Dr. Brown is an inventor of about 34 issued U.S. patents and applications, many with foreign counterparts.

Scott Praill, Chief Financial Officer, has been Chief Financial Officer of the Company since January 29, 2013 and previously served as a consultant to DelMar (BC). Since 2004, Mr. Praill has been an independent consultant providing accounting and administrative services to companies in the resource industry.  Mr. Praill served as CFO of Strata Oil & Gas, Inc. from June 2007 to September 2008.  From November 1999 to October 2003 Mr. Praill was Director of Finance at Inflazyme Pharmaceuticals Inc. Mr. Praill completed his articling at Price Waterhouse (now PricewaterhouseCoopers LLP) and obtained his Chartered Accountant designation in 1996. Mr. Praill obtained his Certified Public Accountant (Illinois) designation in 2001. Mr. Praill received a Financial Management Diploma (Honors), from British Columbia Institute of Technology in 1993, and a Bachelor of Science from Simon Fraser University in 1989.

Lisa Guise will resign as a director of the Company effective upon the Company’s meeting its information obligations under the Exchange Act. Ms. Guise served as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and sole director of the Company from November 2011 until the closing of the Reverse Acquisition on December 25, 2012. Ms. Guise graduated from Syracuse University. Ms. Guise received her Bachelor's of Science degree in speech communications in 1991. Over the past few years Ms. Guise has been an independent business consultant. Her experience includes working with management of privately-held companies to maximize productivity as well as general corporate matters. Ms. Guise has experience in various industries including fitness and transportation.

Directors following Ms. Guise’s Resignation as Director:

                  Set forth below is certain information regarding the persons who will become directors of the Company following Ms. Guise’s resignation as director:

Name	Age
Jeffrey Bacha	44
Dennis Brown	63
Bill Garner	46
John K. Bell	66

See “Current Executive Officers and Directors of the Company” above for background of Jeffrey Bacha and Dennis Brown.

Dr. Bill Garner, MD, MPH.  Dr. Garner is one of our founders and has served as a director of DelMar (BC) since inception and is currently CEO of Invion Ltd. (ASX:IVX). Dr. Garner is an experienced entrepreneur and investor and is a three-time Kauffman Finalist. He served as President and Chief Executive Officer of Urigen Pharmaceuticals, Inc. (URGP.PK) from December 2005 to December 2010 where he moved a procedure-based drug from a university license to a phase II multi-center clinical trial which achieved statistical significance on all end points in Painful Bladder Syndrome/Interstitial Cystitis. He is founder and managing director of EGB Advisors, LLC, a pharmaceutical commercialization boutique. Through this entity, Dr. Garner has worked on a number of pharmaceutical business transactions and has raised financing for both Urigen Pharmaceuticals, Inc. and another company that he founded, Inverseon, Inc., which is developing a novel therapy for smoking cessation, asthma and other pulmonary diseases. Before this, Dr. Garner worked in medical affairs at Hoffmann LaRoche in oncology. Prior to Roche, Dr. Garner was in the venture capital department at Paramount Capital Investments in New York City. He serves on the boards of ImmunoGenetix in Kansas City and Angel Investor Card in San Francisco. Dr. Garner has a Master of Public Health from Harvard and received his M.D. degree from New York Medical College. Dr. Garner did residency training in Anatomic Pathology at Columbia-Presbyterian and is currently a licensed physician in the State of New York.

John K. Bell. John K. Bell is Chairman of Onbelay Capital Inc, a Canadian based private equity Company with principal investments in Telematics and auto parts manufacturing (for past 5 years). Prior to that, from 1996 to 2005, Mr. Bell was CEO and owner of Polymer Technologies Inc., an automotive parts manufacturer. Prior to that, from 1977 to 1995, Mr. Bell was founder and owner of Shred-Tech Limited a global manufacturer and supplier of industrial shredders and mobile document shredders. Mr Bell served as interim CEO and director of ATS Automation Tooling Systems (TSX-ATA) in 2007. Mr. Bell is a director of BSM Wireless (TSX-GPS), Strongco Corporation (TSX-SQP), and the Royal Canadian Mint (TSX-MNT). Mr. Bell is National secretary and board member of The Crohns and Colitis Foundation of Canada. Mr. Bell is past Chairman of Waterloo Regional Police, Cambridge Memorial Hospital, Canada’s Technology Triangle accelerator network and The Region of Waterloo prosperity counsel. Mr. Bell is a graduate of Western University Ivey School of Business, a Fellow of the institute of Chartered Accountants of Ontario, a graduate of the Institute of Directors Program of Canada and the owner’s president program at Harvard and International marketing program at Oxford.

Board of Directors Committees

                  Currently, the Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. The Company’s sole Director performs the duties of an audit committee. The Company’s Board does not have a nominating committee as, prior to the Reverse Acquisition, the Company had no operating business. The functions customarily performed by a nominating committee have been performed by the Company’s sole Director.

Communications with Directors

Shareholders may communicate with our Directors by directing the communication in care of Jeffrey Bacha, at the address set forth on the front page of this Information Statement.

Director Independence

The Company’s sole director, Lisa Guise, is not an independent director as defined under the Nasdaq Marketplace Rules.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.
any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.
being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.
being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.
being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

During its last two fiscal years, the Company did not pay any compensation to its executive officers.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The Company did not have any outstanding equity awards outstanding as of June 30, 2012.

DIRECTOR COMPENSATION

No director of the Company received any compensation for services as director for the year ended June 30, 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

 The following table sets forth certain information, as of January 30, 2013, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned		Percentage of Common Stock (2)
Directors and Officers:
Jeffrey Bacha	6,837,083	(3)	30.7%
Dennis Brown	3,893,542	(4)	23.7%
Bill Garner	200,000	(5)	1.3%
Lisa Guise 36 Mclean Street Red Bank, NJ 07701	100,000	(6)	*
Scott Praill	150,000	(12)	*
All officers and directors as a group	11,180,625		47.4%
Beneficial owners of more than 5%:
Howard K. Fuguet	2,000,000	(7)	12.2%
Don Bahout	2,085,000	(8)	12.6%
Robert Mike Newsome	1,152,500	(9)	7.2%
Raymond L. Vollintine	2,031,000	(10)	12.3%
Bershaw & Co. FBO Salida Accelerator Fund s.a.r.l. #013285408	2,000,000	(11)	11.5%

* Less than 1%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o DelMar Pharmaceuticals, Inc., Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5.
(2)
Applicable percentage ownership is based on 15,445,362 shares of common stock outstanding as of January 30, 2013, together with securities exercisable or convertible into shares of common stock within 60 days of such date for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of the date of the filing this report are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)
Includes 6,467,083 shares issuable upon exchange of Exchangeable Shares (including 2,608,541 shares held in trust), 150,000 shares issuable upon exercise of options, and 220,000 shares issuable upon exercise of warrants.

(4)
Includes 1,650,000 shares held by Valent, 840,000 shares issuable upon exercise of warrants (including 500,000 shares issuable upon exercise of warrants held by Valent), and 150,000 shares issuable upon exercise of options.

(5)
 Includes 50,000 shares issuable upon exercise of warrants and 150,000 shares issuable upon exercise of options. Does not include 2,593,541 shares issuable upon exchange of Exchangeable Shares held for Mr. Garner in trust by Mr. Bacha.

(6)	Includes 50,000 shares issuable upon exercise of warrants.
(7)	Includes 1,000,000 shares issuable upon exercise of warrants.
(8)	Includes 1,042,500 shares issuable upon exercise of warrants.
(9)	Includes 576,250 shares issuable upon exercise of warrants.
(10)
Includes 515,500 shares held by RL Vollintine Construction Inc. and 1,015,500 shares issuable upon exercise of warrants (including 515,500 shares issuable upon exercise of warrants held by RL Vollintone Inc).

(11)	Includes 1,000,000 shares issuable upon exchange of Exchangeable Shares and 1,000,000 shares issuable upon exercise of warrants.
(12)	Includes 50,000 shares issuable upon exercise of options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

DELMAR PHARMACEUTICALS, INC.

Dated: January 30, 2013	By:	/s/ Jeffrey Bacha
Jeffrey Bacha
Chief Executive Officer